John-Paul Motley

+1 213 561 3204

jpmotley@cooley.com

February 11, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Becky Chow and Stephen Krikorian

Re:	Veritone, Inc.

Form 10-K filed on April 1, 2024

Comment Letter dated December 6, 2024

Response Letter dated January 3, 2025

Comment Letter dated January 28, 2025

File No. 001-38093

Ladies and Gentlemen:

On behalf of Veritone, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated January 28, 2025 (“Comment Letter #2”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the Commission on April 1, 2024.

For your convenience, each comment of the Staff from Comment Letter #2 has been set forth in italics below and each of the Company’s responses have been provided immediately thereafter. Please note that the headings and numbering set forth below correspond to the headings and numbering reflected in Comment Letter #2.

Correspondence filed on January 3, 2025

Non-GAAP Financial Measures and Key Performance Indicators, page 41

1.

Please confirm that the GAAP gross profit amount will be calculated in accordance with GAAP (i.e., fully loaded gross profit). In this regard, please clarify whether the cost of revenue amounts presented on your Statements of Operations includes all cost of providing your goods and services to your customers. If your cost of revenues excludes depreciation and amortization, please ensure that the presentation is consistent with SAB Topic 11(B) noting that the amounts are exclusive depreciation and amortization. If depreciation and amortization is being excluded from cost of revenues, the amount of depreciation and amortization attributable to cost of revenues should be captioned accordingly. Please advise or revise.

Response:

The Company advises the Staff that the Company did not allocate depreciation and amortization expense between cost of revenues and operating expenses in its Statements of Operations for periods ending prior to, and including, September 30, 2024. The Company confirms that, beginning with its Statements of Operations to be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 (the “2024 Form 10-K”), its presentation of cost of revenue will be

U.S. Securities and Exchange Commission

February 11, 2025

consistent with SAB Topic 11(B) and cost of revenue will be shown exclusive of depreciation and amortization. The amount of depreciation and amortization attributable to cost of revenues will be captioned accordingly. The Company’s presentation of cost of revenue on its Statement of Operations (as shown through loss from operations only) will appear in future filings, including the 2024 Form 10-K, as follows:

Consolidated Statements of Operations and Comprehensive Loss

Year Ended December 31,
	2024	2023
Revenue
Operating expenses:
Cost of revenue(1)
Sales and marketing
Research and development
General and administrative
Depreciation and amortization(1)

Total operating expenses

Loss from operations

(1)

Cost of revenue excludes depreciation and amortization of internal use software development costs and certain acquired developed technology that are relevant to providing services to our customers amounting to $__ and $__ for the years ended December 31, 2024 and 2023, respectively, which are included within depreciation and amortization expense.

The Company’s presentation of the reconciliation of GAAP gross profit to non-GAAP gross profit will appear in future filings, including the 2024 Form 10-K, as follows:

Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit

Year Ended December 31,
	2024	2023
Revenue
Expenses:
Cost of revenue (excluding depreciation and amortization)
Depreciation and amortization of intangible assets

GAAP gross profit
Depreciation and amortization of intangible assets
Stock-based compensation expense

Non-GAAP gross profit

GAAP gross margin

Non-GAAP gross margin

U.S. Securities and Exchange Commission

February 11, 2025

Notes to consolidated financial statements

Note 4 - Debt

Senior Secured Term Loan, page 83

2.	We note your responses to prior comment 10. In this regard, please address the following.

•	Describe the primary factors and assumptions that account for the difference between estimated the fair value and the fully drawn amount of the Term Loan.

•

We note that in October 2024 you repaid $30.5 million principal amount of your outstanding Term Loan, plus accrued interest and a prepayment premium in the aggregate amount of $3.3 million, and $3.9 million in deal-related expenses. Please clarify whether this repayment resulted in a loss. Refer to ASC 855-10-50-2(b).

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff with respect to each of the topics raised as follows:

Primary Factors and Assumptions that Account for Difference Between Estimated Fair Value and Fully Drawn Amount of Term Loan

As noted in the Company’s response to prior comment 10, in December 2023, the Company issued $77.5 million aggregate principal amount of senior secured term loans (together, the “Term Loan”) pursuant to a credit agreement with certain funds managed by Highbridge Capital Management, LLC and with certain other lenders (collectively, “Lenders”). The Company used the proceeds of the Term Loan to concurrently repurchase $50.0 million aggregate principal amount of its existing 1.75% convertible senior notes due 2026 (the “2026 Convertible Notes”) held by the Lenders for an aggregate cash repurchase price of $37.5 million plus accrued and unpaid interest. The issuance of the Term Loan and the repurchase of the 2026 Convertible Notes are collectively referred to as the “Transaction”. As part of the Transaction, the Company also issued certain warrants to the Lenders to purchase up to 3,008,540 shares of the Company’s common stock (the “Warrants”).

Because the Transaction was viewed to be at arm’s length, the total consideration paid by the Lenders was assumed to be equal to the fair value of the consideration received by the Lenders. Accordingly, the consideration paid by the Lenders, which consisted of (a) the $77.5 million principal amount of the Term Loan and (b) the fair value of the 2026 Convertible Notes repurchased by the Company, was deemed to equal the total consideration received by the Lenders, which consisted of (x) the $37.5 million cash repurchase price for the 2026 Convertible Notes, (y) the fair value of the Warrants and (z) the fair value of the Term Loan. As a formula:

U.S. Securities and Exchange Commission

February 11, 2025

(a) + (b) = (x) + (y) + (z), where:

(a) = $77.5 million principal amount of the Term Loan

(b) = Fair value of 2026 Convertible Notes repurchased from the Lenders

(x) = $37.5 million cash repurchase price for the 2026 Convertible Notes repurchased from Lenders

(y) = Fair value of the Warrants

(z) = Fair Value of the Term Loan

The fair value of the 2026 Convertible Notes repurchased from the Lenders was determined by using a binomial lattice methodology. Using that method, the Company determined the fair value of the repurchased 2026 Convertible Notes was 37% of the Lenders’ $50.0 million principal amount, resulting in an aggregate fair value of $18.5 million. The fair value was determined as of December 13, 2023, the closing date of the Transaction (the “Closing Date”), based on the Company’s publicly traded stock price and the credit spread calibrated from the closing trading price of the 2026 Convertible Notes as of the latest date for which trading prices for the 2026 Convertible Notes were available. The Company advises the Staff that the fair value of the 2026 Convertible Notes was significantly less than its face amount because the Company’s stock price ($2.19 as of the Closing Date) was trading significantly below the conversion price for the 2026 Convertible Notes of $36.76 per share for an extended period of time. In addition, the interest rate of 1.75% on the 2026 Convertible Notes was significantly less than any reasonable market yield as it is well below the risk free rate (4.2% for a tenor matching the term to maturity on the 2026 Convertible Notes).

The fair value of the Warrants was determined by using a Black-Scholes option pricing model, based on the Company’s publicly traded stock price as of the Closing Date and volatility of 95%. Using that method, the Company determined the fair value of the Warrants was $4.8 million.

Combining the components of the transaction resulted in total consideration paid by the Lenders of $96.0 million and total consideration received by the Lenders of $42.3 million plus the fair value of the Term Loan. Using the formula above:

(a) + (b) = (x) + (y) + (z), or

$77.5 million + $18.5 million = $37.5 million + 4.8 million + (z)

As a result, this implied that the fair value of the Term Loan, or (z) in the equation above, was equal to $53.7 million.

The reasonableness of the estimated fair value was further corroborated as follows:

a.	The fair value of the Term Loan was calculated using a discounted cash flow (“DCF”) analysis, where the expected future cash flows were discounted by a credit-adjusted discount rate;

b.

A synthetic credit rating of the Company was estimated based on a multinomial logistic regression (“MLR”) model, which evaluates how each performance metric contributed to each company’s public credit rating and produces a set of fitted coefficients, which are used to estimate a distribution of credit rating for the Company. A credit rating of CCC was estimated using this methodology;

U.S. Securities and Exchange Commission

February 11, 2025

c.	An analysis of comparable bonds was performed based on security type, credit rating, maturity date, and industry classification similar to those of the Company;

d.

The implied market yield of the Term Loan was 28% as determined through a DCF analysis. This yield was consistent with yields of similar companies with CCC and below rated bonds in the Software and IT Services sector, as derived above, and as such, was viewed as reasonable from a market participant perspective; and

e.	The Term Loan interest of SOFR + 8.5% (from 11% to 14%) is substantially below the implied market yield of 28% as estimated above and hence, the Term Loan is below par.

Repayment of October 2024 Term Loan

The Company respectfully advises the Staff that in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed on November 12, 2024 (the “Q3 10-Q”), the Company disclosed the $30.5 million repayment of the Term Loan in October 2024, plus accrued interest and a prepayment premium of $3.3 million and deal-related expenses of $3.9 million. See Note 13 – Subsequent Events to the financial statements included in the Q3 10-Q for the disclosure related to the repayment of the Term Loan.

As it relates to the partial repayment of the Term Loan, the accrued interest and prepayment premium of $3.3 million, along with the acceleration of the amortization of the related debt discount and issuance costs, in proportion of the total prepayment compared to the total outstanding Term Loan as of the Closing Date, will be recognized as expense in the Statement of Operations during the quarter ended December 31, 2024. The deal-related expenses of $3.9 million pertain to the sale of Veritone One, LLC, formerly a wholly-owned subsidiary of the Company, and are not related to the repayment of the Term Loan.

*  *  *

Please contact me at (213) 561-3204 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ John-Paul Motley
John-Paul Motley
Cooley LLP

cc:	Michael L. Zemetra, Veritone, Inc., Chief Financial Officer

Craig Gatarz, Veritone, Inc., Chief Legal Officer and Secretary

Logan Tiari, Cooley LLP, Partner